Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap to Lease Ten New Airbus A330 Jets to Aeroflot

Amsterdam, The Netherlands; March 13, 2008 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that it has signed agreements to lease 10 new Airbus A330-200 aircraft to the Russian national carrier Aeroflot for lease periods between nine and 10 years.  The aircraft are part of the order for 20 A330s that AerCap placed with Airbus in December 2006 and increased by another 10 aircraft in March 2007.

The aircraft for Aeroflot will be powered by Rolls-Royce engines and are scheduled to be delivered between November 2008 and April 2010.

Dmitry Senatorov, Head of Aeroflot’s Fleet Planning and Aircraft Procurement Department said: “A330s are important additions to our long-range capabilities and allow us to expand our presence in our strategic markets in Asia and the Far East.”

Soeren Ferré, AerCap’s Head of Aircraft Marketing for Europe, Middle East, Africa and Asia Pacific / CEO of AerCap Group Services B.V., commented on the transaction: “Following our lease agreement for six A320s with Aeroflot in October last year, we are very pleased to extend our relationship with Aeroflot through this new transaction and to support their fleet renewal process. With Aeroflot being one of the world’s biggest airlines and Russia one of the most rapidly growing aviation markets, this transaction provides a very attractive business opportunity for us to strengthen our presence in the region.”

About Aeroflot

JSC Aeroflot — Russian Airlines (AFLT) is the national air carrier of Russia. As the largest airline in the country, it carries more than 8 million passengers a year, and together with its affiliated airlines, more than 10 million combined. That makes around a quarter of the total air passenger traffic of Russia. Having a fleet of 83 aircraft, Aeroflot operates its own flights to 93 points of destination in 47 countries (302 flights a day overall). It controls 51% of the scheduled international service in Russia and about 12% of domestic air traffic. In 2006, it had net profit of $258.1 million. Aeroflot was the first airline company to become a certified operator of international aviation operational safety standard IOSA in Russia.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies. AerCap has a fleet of 316 aircraft and 69 commercial engines that were either owned, on order, under contract or letter of intent, or managed. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com